July 9, 2010

VIA EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:           SMG Indium Resources Ltd.
Amendment No.1 to Registration Statement on Form S-l
Filed June 4, 2010
File No. 333-165930

Dear Mr. Schwall:

On behalf of SMG Indium Resources Ltd. (“SMG”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated July 1, 2010 concerning the Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”) previously filed on June 4, 2010.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	You will expedite our review if, when indicating where responsive disclosure may be found, you provide us with precise and accurate page references to the marked version of the amendment you file.

In response to the Commission’s comment, we have addressed each portion of every numbered comment in the Comment Letter dated July 1, 2010.  Further, we have provided complete responses and indicated precisely where to find responsive changes in the marked version of Amendment No. 2 to the Form S-1.

2.
Your artwork should depict only your products. It should not include products which you do not manufacture or sell unless you have a contract to provide indium to the company whose products are depicted, in which case you must make clear that you supply indium for the manufacture of the depicted product(s). As it appears that you have no such contracts at the present time, please revise your artwork to remove all such products, and include appropriate text which concisely makes clear what is being depicted.

In response to the Commission’s comment, we have made corresponding changes removing all artwork of products we do not manufacture or sell. We are only providing pictures of actual indium owned by our Company and have included appropriate text to concisely make clear what is depicted.

3.
Ensure that all portions of your artwork, graphics, charts, and tables are clearly legible, both as filed via EDGAR and as printed. For example, the statistical chart at page 58 includes text which is difficult to read.

In response to the Commission’s comment, we have made sure all artwork, graphics, charts and tables are clearly legible.

4.
The articles published by NanoMarkets indicate that there are widely acknowledged flaws in the use of indium-tin-oxide (ITO) in the manufacture of flat-panel displays. Moreover, a recent article published by the U.S. Geological Survey suggests, among other things, that “Indium's recent price volatility and various supply concerns associated with the metal have accelerated the development ITO substitutes.” Ensure that your disclosure is balanced, current, and complete, and that it includes sufficient detail regarding these points. For example, you should address those substitutes which are being developed or are already in use, describing as appropriate their relative advantages as compared with indium.

In response to the Commission’s comment, we added a section titled “Substitutes and Alternatives to Indium” on page 53 of the Amendment No. 2 to Form S-1 to more fully address substitutes and their relative advantages and disadvantages as compared with indium.

5.
We note your disclosure on page 5 that the company shall pay to the manager a transaction-based fee of $200,000 for services rendered in connection with any offering of equity or debt securities of the company raising gross proceeds in excess of $25 million (excluding this offering). On behalf of the Division of Trading and Markets, please advise us if your manager is registered as a broker-dealer or associated with a registered broker-dealer with respect to sales of your securities. If your manager is not registered as a broker-dealer or associated with a registered broker-dealer, tell us your analysis as to why the manager need not register as a broker-dealer with respect to these sales activities.

In response to the Commission’s comment, we have revised Amendment No. 2 to Form S-1 on pages 5 and 72 and the Amended and Restated Management Services Agreement to eliminate the provision to pay the manager a transaction-based fee of $200,000 for services rendered in connection with any offering of equity or debt securities of the company raising gross proceeds in excess of $25 million.

6.
We note your disclosure that you intend to apply for each of the units, common stock and warrants to be listed on the NASDAQ Capital Market. On behalf of the Division of Trading and Markets, please advise us which of the three listing standards (Equity, Market Value of Listed Securities, or Net Income) you intend to use.

In response to the Commission’s comment, we used the Equity Standard Listing Rules requiring stockholders’ equity of $5 million, market value of publicly held shares of $15 million, an operating history of two years and 300 plus shareholders to meet the listing standard to apply for our units, common stock and warrants to be listed on the NASDAQ Capital Market.

7.
If you may expand your lending, leasing, and selling activities beyond what is necessary to cover your operational expenses, or your manager may decide to actively speculate with regard to short-term fluctuations in indium prices, disclose in necessary detail how and under what circumstances these changes to your business strategy would be undertaken.

In response to the Commission’s comment, although we do not have any intention of changing our stated business model and cannot predict the circumstances that may cause us to change our business model, on page 47 of Amendment No. 2 to Form S-1, we added disclosure to say that “If based on market conditions our Manager determines that it may be in our best interest to expand our lending and/or selling activities beyond what is necessary to cover operating expenses or if the Manager determines that we should begin actively speculating on short-term fluctuations in indium prices, the Manager will be required to obtain the approval of our board of directors to adopt such a strategic change in our business directive. Additionally, we will promptly publicly disclose of any such modifications to our stated business plan.”

Prospectus Cover Page

8.
We note the revised text you provide in response to comment 8 in our letter dated May 7, 2010. Rather than indicating that the need for substantial appreciation would be “regardless of our ability to purchase indium in a timely manner,” make clear that any inability to promptly use all of the “designated proceeds” to purchase and stockpile indium would have a direct and materially adverse impact on the possibility that a potential investor could receive a positive return on its investment.

In response to the Commission’s comment, we have provided additional disclosure on the prospectus cover page and page 47 indicating that “if we are unable to promptly use all of the designated proceeds from this offering to purchase and stockpile indium, then there will be a direct and materially adverse impact on the possibility that a potential shareholder could receive a positive return on their investment.”

Risk Factors, page 7

9.
We note your response to 38 in our letter dated May 7, 2010. Please revise the risk factor captioned, “Our ability to continue as a going concern,” to clarify that the latest date for completing the initial public offering, with extensions, would be November 25, 2011.

In response to the Commission’s comment, we have clarified the risk factor on page 17 by adding that there is no provision for an additional extension vote beyond November 25, 2011 and that our corporate charter states that if we have not completed this offering by November 25, 2011 that our existence shall be terminated and our affairs wound up and we shall liquidate.

10.
We note your Risk Factors disclosure regarding your conclusion that you will not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act of 1936, that you are not a commodity pool for purposes of that Act, and that neither you nor your manager is subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor.

Please provide us on a supplemental basis with a signed legal opinion which includes counsel’s analysis underlying these conclusions. Furthermore, to the extent that the following are material risks, address in the Risk Factors section the risks that (1) the conclusions you provide may be incorrect and (2) your business practices may change such that your Commodity Exchange Act analysis changes.

In response to the Commission’s comment, we have provided on a supplemental basis a signed legal opinion concluding that we will not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act of 1936 and that we are not a commodity pool for purposes of that act and that neither the manager or the company us subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor.

Based on an opinion of counsel and discussions with other attorneys, we do not believe that the risk of being subject to the Commodity Exchange Act is material as we believe (i) the conclusions are correct and the Company is not subject to the Commodity Exchange Act and (ii) the Company will not change its business practices such that we become subject to the Commodity Exchange Act.

11.	We note your continued reference to “99.97% or better” at page 17, notwithstanding your response to comment 22 in our letter dated May 7, 2010. Please revise or advise.

In response to the Commission’s comment, we revised the wording on pages 17 and 46 to remove “or better” to make the document entirely consistent.

Financial Statements

Note 7 - Class A Common Stock, page F -19

12.
We note your response to comment 37 in our letter dated May 7, 2010 regarding the absence of accounting for the conversion feature on your Class A common stock, pertaining to changes in a value that is based on your indium inventory. In your response you addressed the applicability of the guidance in FASB ASC 480-10-25-14. However, you did not address the balance of our comment. Please submit the analysis that you performed in determining that the guidance of FASB ASC 815-15-25-1 would not require separate accounting for an embedded derivative.

We note the Staff’s request regarding the submission of the analysis we performed in determining that the guidance of FASB ASC 815-15-25-1 would not require separate accounting for an embedded derivative with respect to the automatic conversion of our Class A common stock upon the completion of our proposed IPO.

By way of background, our Class A Common shares are automatically converted into shares of common stock upon completion of an initial public offering of our securities, pursuant to which a registration statement is filed with the Securities and Exchange Commission and a minimum of $5,000,000 of gross proceeds are raised.  We would like to clarify for the staff that notwithstanding the automatic conversion of our Class A Common shares that would occur upon the completion of our proposed IPO, we do not believe that our Class A Common Shares host an active conversion feature requiring current accounting recognition.  Holders of our Class A Common shares are not entitled to exercise any rights to convert these shares into any other security unless and until we complete an IPO, as defined above, which is an event outside of our control. If we complete an IPO, our Class A Common shares would automatically convert into common shares without any further action on the part of our security holders and without offering them any choice of any other settlement alternatives.

Furthermore, the guidance of FASB ASC 815-15-25-1 requires an embedded derivative to be separated from the host contract and accounted for as a derivative instrument, if and only if all of the following criteria are met.

a)	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b)	The hybrid instrument is not re-measured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c)
A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

With respect to criteria a), we believe that the characteristics and risks of the common shares issuable to the holders of our Class A Common shares upon the completion of an IPO are identical and therefore clearly and closely related. Our Class A Common shares and the common shares issuable upon the completion of an IPO are perpetual equity instruments that do not provide the security holders with any choice of settlement alternatives, even remote, other than a non-preferential distribution of proceeds upon the complete liquidation of the Company.

With respect to criteria b), we do not believe that our Class A Common shares are required to be re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur because of the fact that they are permanent equity instruments. Therefore, we believe we have met the criteria b).

With respect to criteria c), we initially considered the instrument's exercise contingency and determined that the initial public offering is not an observable market or an observable index. Therefore, pursuant to Section 815-40-15 paragraph 7A the evaluation of step one did not preclude the instrument from being considered indexed to the Company's own stock. As a result our analysis proceeded to step two, where the instrument's settlement provision was evaluated. In as much as our settlement provision incorporated variables other than which are used to determine a fixed for fixed exchange and outside of our control, we concluded the instrument was not indexed to the Company's own stock, therefore triggering the separation of the embedded derivative from the host contract. As a result of the above, since we did not meet criteria a), we have determined that we are not required to separate the conversion feature from our Class A common shares, as the host contract, and account for it as a derivative instrument, because not  all of the criteria requiring such accounting treatment have been met.

13.
We note your response to comment 38 in our letter dated May 7, 2010, explaining that the additional shares to be issued to the Class A common shareholders based on the timing of the completion of the offering will be accounted for as a stock dividend. Please tell us whether such additional shares will be based on the number of shares adjusted for changes in your NMV or the number of shares issuable prior to such an adjustment. If the number of shares issuable is variable, please explain why you do not consider these provisions of the arrangement to represent an embedded derivative, subject to the accounting described in FASB ASC 815-15-25-1. Please also explain how you determined that FASB ASC 815-15-25-7 through 10, applicable to compound embedded derivatives, would not apply.

We note the Staff’s question inquiring whether the additional shares will be based on the number of shares adjusted for changes in our NMV or the number of shares issuable prior to such an adjustment. These additional shares to be issued to our Class A shareholders are strictly based on the timing of the completion of our IPO and not adjusted for changes in our NMV. Therefore the calculation is fixed based on whether the Initial IPO is successfully completed within one year (11/25/10) or two years (11/25/11).  If the Initial IPO is successfully completed prior to November 11, 2010, the Class A shareholders will receive a 10% adjustment. Such dividend will be equal to 116,360 shares (1,163,600 *10%). If the Initial IPO extends past one year (if approved by the affirmative vote of the Class A shareholders), and is completed by November 11, 2011, then such dividend will be 20% or 232,720 shares (1,163,600*20%). So relative to the successful completion of the Initial IPO, an event outside of our control, the calculations are fixed based upon either the 10% or 20% factors noted above.  Furthermore, since the computations are fixed, the dividends would not be subjected to accounting described in FASB ASC 815-15-25-1 or FASB ASC ASC 815-15-25-7 through 10.

14.
Please tell us how you determined that instead of adjusting your proposed offering price for changes in your NMV since the completion of the private placement you would be adjusting the number of shares issuable to the private placement holders to reflect such changes in your NMV.

We note the Staff’s question as to the determination of adjusting the shares issuable to Class A shareholders by a NMV factor as opposed to adjusting the offering price for such changes in the underlying NMV. The Company felt from a strategic standpoint adjusting the Private Placement investors’ shares was a better methodology than having a “variable initial public offering price”. This decision was reached and was effectuated to reward the Private Placement investors for their confidence in investing in the Private Placement Offering by way of the 10% or 20% timing accretion factor, in addition to bearing the risk of an increase or decrease in the NMV. It was essential for the Company to use the NMV adjustment factor to ensure that we would be in a position to meet the NASDAQ Capital Market’s initial listing requirements. The NMV based adjustment factor fixed the IPO price at $5.00 allowing us certainty in meeting the minimum $4 per share stock price requirement as well as being in a position to offer either enough shares to meet both the minimum shareholder requirement  and the minimum number of publicly held shares requirement. The NMV based adjustment factor also put us in a position to offer the amount of shares our underwriters determined would be optimal to help complete our IPO – 5,000,000. We believe that having a “variable” IPO offering price and variable total number of shares to be offered might negatively affect our ability to complete the IPO and would have created additional uncertainties associated with both the IPO and the Private Placement offering. The introduction of additional unknowns caused by “these uncertainties” may have also hampered our ability to complete the Private Placement because of the increased risk associated with potentially not meeting the minimum IPO listing requirements.

Exhibit List, page II-4

15.
Ensure that you specify in ensuing amendments precisely when and with which filing you “previously filed” the listed exhibits. Also, remember to file a signed and dated opinion of counsel (with a conformed signature) prior to requesting accelerated effectiveness.

In response to the Commission’s comment, we have revised the exhibit index to specify precisely when and with which filing we previously filed exhibits.  Further, we are providing a signed and dated opinion of counsel as Exhibit 5.1 to Amendment No. 2 to Form S-1.

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq. or David Selengut, Esq. at (212) 370-1300.

Very truly yours,

Ellenoff Grossman & Schole LLP